Law Offices of Kristin M. Cano

19800 MacArthur Boulevard., Suite 1000

Irvine, California 92612

Telephone (949) 759-1505

Telefax (949) 640-9535

cano@securities-law.com

January 30, 2020	Via Edgar & Email

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Daniel Morris, Attorney Advisor
Mara L. Ransom, Assistant Director

Re:	American Diversified LLC (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Filed October 9, 2018
File No. 024-10904

Dear Mr. Morris:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified January 31, 2020 at 4:00 p.m. E.S.T., or as soon thereafter as is reasonably practicable.

The Company represents and confirms that it has not retained a Broker/Dealer to sell this offering and therefore does not require clearance by F.I.N.R.A.

In making this request, the Company acknowledges the following:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and,

·	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Kristin M. Cano
Kristin M. Cano

cc: via email

Julio Macedo

Michael McKennon